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              FILED BY INDUSTRIAL ALLIANCE INSURANCE AND FINANCIAL SERVICES INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                         SUBJECT COMPANY: CLARINGTON CORPORATION
                                                  COMMISSION FILE NO. 333-129852


THIS FILING CONSISTS OF A PRESS RELEASE RELATING TO INDUSTRIAL ALLIANCE INSURANCE AND FINANCIAL SERVICES INC. ("INDUSTRIAL ALLIANCE") AND CLARINGTON CORPORATION ("CLARINGTON")

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Industrial Alliance has filed a Registration Statement on Form F-80, a prospectus and other related documents with the Securities and Exchange Commission (the "SEC"). Shareholders of Industrial Alliance and Clarington are advised to read these documents because they contain important information. Shareholders of the companies may obtain copies of these documents for free at the SEC's website at www.sec.gov. These and such other documents may also be obtained for free from: Industrial Alliance Insurance and Financial Services Inc., 1080 Saint-Louis Road, Sillery, Quebec, Canada, G1K 7M3, Attention: Vice President, Investor Relations, Telephone:
418-684-5275.

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NEWS RELEASES

INDUSTRIAL ALLIANCE ANNOUNCES FRIENDLY TRANSACTION WITH CLARINGTON

TORONTO, NOVEMBER 7, 2005 - Industrial Alliance Insurance and Financial Services Inc. ("Industrial Alliance") today announced it has received the unanimous support of Clarington Corporation's ("Clarington") board and management to make an offer to acquire 100 per cent of the outstanding shares of Clarington for $14.25 per common share, representing a total transaction value of $273 million (including the assumption of on balance sheet debt). The agreement is the culmination of a process that commenced in early October when formal talks between the two firms began.

"We are very pleased with this transaction, which is the natural extension of our wealth management growth strategy," said Yvon Charest, President and Chief Executive Officer of Industrial Alliance. "Together, Industrial Alliance and Clarington will have the scale to compete as a strong player in the increasingly concentrated retail fund marketplace. With over $10 billion of retail funds under management, the combined investment management operations will have over 500,000 clients and the size to provide value to shareholders and unitholders alike."

Clarington shareholders will be offered $14.25 per Clarington share in cash or Industrial Alliance common shares at their option. The cash option is not subject to limitation or pro-ration. However, the Industrial Alliance share option is subject to pro-ration based upon a maximum of 25% of the purchase price. The share exchange ratio used to calculate the number of Industrial Alliance common shares issuable will be based upon the volume weighted average closing price of Industrial Alliance over the five business days ending one business day before the expiry of the bid.

Clarington has been one of the fastest growing mutual fund companies in Canada over the last decade. Since its inception in 1995, Clarington has grown to $4.2 billion in total assets under management and has experienced only three months of net redemptions in that time. The senior management team consisting of Terence Stone, Adrian Brouwers and Salvatore Tino have committed to continue with the combined operations.

Normand Pepin, Executive Vice-President, said: "In addition to the obvious financial benefits of this transaction for shareholders, Industrial Alliance is committed to building upon Clarington's solid foundation and to continue offering financial advisors and their clients the highest quality investment products. With Clarington's strong brand and management's experience in the wealth management sector, coupled with Industrial Alliance's strong balance sheet and distribution network, we see this relationship as a very complementary fit."

Senior management and other shareholders of Clarington have entered into lock-up agreements representing over 25% of the outstanding shares of Clarington. In addition to the shares represented by the lock-up agreements, Industrial Alliance currently holds approximately 3.8% of outstanding shares of Clarington. Among other things, Clarington has agreed not to solicit competing acquisition proposals for Clarington. Should Clarington receive an unsolicited written acquisition proposal, Clarington must notify Industrial Alliance of that fact, provide Industrial Alliance with the right to match, and pay a break-up fee of $7.0 million in certain circumstances.

The transaction is not conditional on financing and the cash portion will be fully financed, with the majority coming from Industrial Alliance's liquid resources. In addition, Industrial Alliance expects to issue approximately $100 million of Tier 1 preferred shares to add to its capital structure, which currently does not contain preferred shares. The impact on Industrial Alliance's capital ratio will remain well within the company's target levels with MCCSR measuring at approximately 200% after the close of the transaction.

In order to minimize dilution for Industrial Alliance shareholders, the company intends to use its Normal Course Issuer Bid to repurchase the amount of Industrial Alliance shares issued under the share option commencing immediately post-closing, subject to the 2% per month limitation imposed by the TSX and market conditions. The transaction is expected to be accretive to earnings in the first year.

"This transaction follows the rapid and successful completion of our acquisition of BLC-Edmond de Rothschild Asset Management Inc. (BLCER) which closed less than one year ago," said David Scandiffio, President of Industrial Alliance Fund Management Inc. "The addition of Clarington realizes our goal to be a national player in the fund business bringing this business segment more in-line with our well-recognized national presence in the life insurance business. We are very excited about working with the Clarington team - our combined product line-up, people and scale will create a strong and vibrant organization with one of the most diverse distribution networks in Canada."

By adding Clarington's strong brand and product suite to Industrial Alliance's extensive network of affiliated distributors who on behalf of clients administer over $8 billion of investment funds, the transaction is expected to create significant revenue enhancement opportunities. In addition, Industrial Alliance expects to leverage its own scale in various areas including back office services and information technology, as well as the strong performance and track record of its investment management team.

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The transaction is subject to the satisfaction of a number of customary conditions, including receipt of regulatory approvals. A take-over bid circular containing details of the proposed offer is expected to be mailed to Clarington shareholders as soon as possible. Scotia Capital Inc. is acting as financial advisor to Industrial Alliance. The transaction is expected to be completed in early January 2006.

ABOUT CLARINGTON
Clarington Corporation is an independent wealth management company. Clarington Corporation, through its wholly-owned subsidiaries, ClaringtonFunds Inc. and Clarington Investments Inc., promotes, manages and distributes mutual funds and closed-end funds and has $4.2 billion of assets under management.

ABOUT INDUSTRIAL ALLIANCE
Founded in 1892, Industrial Alliance Insurance and Financial Services Inc. is a life and health insurance company that offers a wide range of life and health insurance products, savings and retirement plans, RRSPs, mutual and segregated funds, securities, auto and home insurance, mortgage loans and other financial products and services. The fifth largest life and health insurance company in Canada, Industrial Alliance is at the head of a large financial group - the Industrial Alliance Group - which has operations across Canada as well as in the Northwestern United States. Industrial Alliance insures over 1.7 million Canadians, employs more than 2,600 people and manages and administers $32.4 billion in assets. Industrial Alliance stock is listed on the Toronto Stock Exchange under the ticker symbol IAG. Industrial Alliance is among the 100 largest public companies in Canada.

INVESTOR AND ANALYST PRESENTATION AND CONFERENCE CALL
An investor and analyst presentation will be held this morning at 9:30 a.m. EST at the Auditorium of the TSX Broadcast & Conference Centre, in the Exchange Tower, 130 King Street West, Toronto. Investors and analysts are invited to attend the presentation in person or listen to it online through a conference call, by calling 1-800-814-4853 (toll free) or (416) 640-1907. The question period will be reserved for investors and financial analysts in attendance or online.

A webcast of the conference call (in listen only mode) will be available live on the CNW website at www.newswire.ca or www.cnw.ca, as well as on the Industrial Alliance website at www.inalco.com.

INTERVIEWS WITH JOURNALISTS
Senior management will be available for interviews with journalists after the conference call either in person, from the TSX Broadcast & Conference Centre, or by telephone. To obtain an interview, please contact Jacques Carriere, Vice-President, Investor Relations, at (418) 684-5275.

                                     - 30 -

INFORMATION:
Jacques Carriere
Vice-President, Investor Relations
Office phone: (418) 684-5275
Cell phone: (418) 576-3624